SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-53575
CUSIP Number 764068 102

NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q     [_] Form N-SAR

For Period Ended: July 31, 2011

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
            For the Transition Period Ended:

Read attached  instruction  sheet before  preparing  form.  Please print or type.
Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RICHLAND RESOURCES CORP.

Full Name of Registrant

SHENGRUI RESOURCES CO., LTD

Former Name if Applicable

1513 Houston St.

Address of Principal Executive Office (Street and Number)

Sulphur Springs, TX   75482

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b),  the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III- NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

The Form 10-Q for the period ended September 30, 2011 could not be filed within the prescribed time period due to additional time required to prepare and allow management to complete a review of financial statements and corresponding disclosure by the filing deadline.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth A. Goggans	(903)	439-6400
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act  of 1940 during the preceding 12 months or for such shorter  period that the  registrant was required to file such report(s) been filed? If the answer is  no, identify report(s).
                                                                 [x] Yes  [_] No

(2)
Is it anticipated that any significant change in results of operations from  the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?

                                                                 [_] Yes  [x] No

 If so, attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

RICHLAND RESOURCES CORP.
(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: September 15, 2011	By /s/ Kenneth A. Goggans
Kenneth A. Goggans, Preside